Filed Pursuant to Rule 433
Registration No. 333-253286
November 5, 2021
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 5, 2021)

Issuer:	The Southern Company
Security:	Series 2021C Floating Rate Senior Notes due May 10, 2023
Expected Ratings:*	Baa2 (Stable)/BBB (Stable)/BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$600,000,000
Initial Public Offering Price:	100%
Maturity Date:	May 10, 2023
Optional Redemption:	On or after May 10, 2022 at 100%
Interest and Interest Payment Dates:
Floating rate based on Compounded SOFR (calculated as described in the Preliminary Prospectus Supplement), plus 37 basis points, calculated quarterly, and payable on February 10, May 10, August 10 and November 10 of each year, beginning February 10, 2022

Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	842587DK0/US842587DK09
Trade Date:	November 5, 2021
Expected Settlement Date:	November 10, 2021 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.
Co-Managers:	KeyBanc Capital Markets Inc. Academy Securities, Inc. CastleOak Securities, L.P. Mischler Financial Group, Inc. R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0727, BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.